SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-24931
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
S1 Corporation 401(k) Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
S1 Corporation
705 Westech Drive
Norcross, Georgia 30092

S1 CORPORATION 401(k)
SAVINGS PLAN

December 31, 2006 and 2005
Exhibits:
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm – Smith & Howard, P.C.
Exhibit 23.2 — Consent of Independent Registered Public Accounting Firm – Gifford, Hillegass & Ingwersen, LLP

Report of Independent Registered Public Accounting Firm
The Plan Administrators of the
S1 Corporation 401(k) Savings Plan
We have audited the accompanying statement of net assets available for benefits of S1 Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of S1 Corporation 401(k) Savings Plan as of and for the year ended December 31, 2005 were reported on by other auditors whose report dated June 27, 2006 expressed an unqualified opinion on those financial statements.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
June 18, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of the
S1 Corporation 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the S1 Corporation 401(k) Savings Plan as of December 31, 2005. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the S1 Corporation 401(k) Savings Plan as of December 31, 2005, in conformity with accounting principles generally accepted in the United States.
/s/ GIFFORD, HILLEGASS & INGWERSEN, LLP
June 27, 2006
Atlanta, Georgia

S1 CORPORATION 401(k)
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
Investments, at fair value	$48,761,339	$48,873,265

Contributions Receivable
Participant	—	157,176
Employer	—	33,771

TOTAL CONTRIBUTIONS RECEIVABLE	—	190,947

NET ASSETS AVAILABLE FOR BENEFITS	$48,761,339	$49,064,212

The accompanying notes are an integral part of these financial statements.

S1 CORPORATION 401(k)
SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2006

Additions

Investment Income
Interest and dividend income	$1,336,146
Net appreciation in fair value of investments	4,796,277
Interest on participant loans	29,516

Total investment income	6,161,939

Contributions
Participant	4,212,608
Employer	888,277
Rollovers from other plans	271,623

Total contributions	5,372,508

Total Additions	11,534,447

Deductions
Distributions to participants	(11,835,803)
Plan expenses	(1,517)

Total Deductions	(11,837,320)

Net Decrease in Assets Available for Plan Benefits	(302,873)

Net Assets Available for Benefits, beginning of year	49,064,212

Net Assets Available for Benefits, end of year	$48,761,339

The accompanying notes are an integral part of these financial statements.

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006
NOTE 1—DESCRIPTION OF THE PLAN
The following is a brief description of the S1 Corporation 401(k) Savings Plan (the “Plan”). Reference should be made to the plan document for a more complete description of the Plan’s provisions.
General: The Plan, which commenced on July 1, 1996, is a defined contribution plan covering all eligible employees of S1 Corporation and its subsidiaries (the “Company”). Employees are eligible to participate immediately upon hire. Enrollment in the Plan occurs as soon as administratively feasible. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions: Participants may contribute from 1% to 50% of their pretax earnings, within regulatory limits. Rollover contributions from other qualified plans are permitted. Prior to January 1, 2005, the Plan allowed the Company to make discretionary matching contributions. Effective January 1, 2005, the Plan was amended such that the Company matches 50% of employee deferrals up to 4% of eligible compensation.
Rollovers from Other Plans: Transfers of account balances from other qualified retirement plans by employed participants are presented as “rollovers from other plans” in the Statement of Changes in Net Assets Available for Benefits.
Participant Accounts: All contributions made to the selected investment funds are participant directed. Each participant’s account is credited or charged with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings (losses). Matching contributions are allocated based on employee contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments: Upon enrollment in the Plan, participants may direct contributions to various investment options, including mutual funds, common/collective trusts and S1 Corporation common stock. Participants may change their investment allocation, as well as elections on future participant contributions, at any time. Investment transfers from the S1 Corporation common stock fund are subject to certain restrictions, as defined in the Plan document. The Plan allocates earnings (losses) to participants based on the ratio of the participant’s account balance in each investment fund to the total of all participants’ account balances in each investment fund. Earnings (loss) allocations to participant accounts occur at various intervals throughout the year and depend on the funds in which the participant has invested. For a description of the Plan’s investment options, participants should refer to the Plan document and each fund’s most current prospectus.

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006
NOTE 1—DESCRIPTION OF THE PLAN—Continued
Vesting: Participants vest immediately in their contributions plus or minus any earnings or losses thereon. Company contributions plus or minus any earnings or losses thereon vest at a rate of 25% per year starting with the first year of participation. Participants also become fully vested in Company contributions upon early retirement age, total and permanent disability, or death.
Distribution of Benefits: Participants who separate from service for any reason other than retirement and whose value of all vested accounts is $1,000 or less will have the value of their vested accounts distributed to them in a lump sum. If the vested account balance is greater than $1,000, the participant may elect to receive a lump sum distribution, make a rollover distribution or delay receiving the distribution until normal retirement age. Distribution of benefits to retired participants can be made in either lump sum or periodic payments. If participants die before receiving distribution of their accounts, the full amount of their accounts will be paid to their designated beneficiaries.
The net assets of the Edify Corporation employee retirement plan were merged into the Plan during January 2000. Former Edify Corporation employees who had account balances as of December 31, 1999, are subject to special provisions. If the participant is married on the date benefit distributions are to begin, the participant will automatically receive a joint and survivor annuity, unless he or she elects otherwise. If the participant is single on the date benefit distributions are to begin, the participant will receive a single life annuity, unless he elects otherwise. Participants may make a written election to waive the annuity form of payment during the 90-day period before the annuity is to begin.
Participant Loans: Participants may borrow at a minimum $1,000 and at a maximum the lesser of (a) $50,000 reduced by the participants’ highest outstanding Plan loan balance during the 12 months preceding the date of the participant loan or (b) one-half the present value of the participants’ vested interests in their accounts. Interest on the participant loans is 1% over the prime rate on the first business day of the month in which the loan is issued. Participants may have only one loan outstanding at any time.

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006
NOTE 1—DESCRIPTION OF THE PLAN—Continued
Forfeitures: Participants forfeit the nonvested portion of the employer matching contributions upon the earlier of (a) the distribution of the vested portion of their accounts, or (b) when the participant incurs five consecutive years of a break in service. Forfeitures can be used by the Company to pay administrative expenses or to reduce employer contributions. For 2006, no forfeitures were used to pay administrative expense or reduce employer contributions. At December 31, 2006, approximately $243,000 in forfeitures was available to be used in the future.
Administrative Expenses: The Company pays administrative expenses in excess of forfeitures. Administrative expenses paid by the Plan amounted to approximately $1,500 for the year ended December 31, 2006.
Plan Changes and Amendments: Effective August 1, 2006, SunTrust (“SunTrust”) was retained as the Plan’s trustee replacing the former trustee, T. Rowe Price.
Additionally, effective December 1, 2006, the Plan was amended and restated to exclude from any calculation of Total Compensation amounts paid for relocation.
NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation: The financial statements of the Plan are prepared in conformity with the basis of accounting prescribed by United States generally accepted accounting principles (GAAP).
Investment Valuation: Investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the Company’s common stock are valued at its market price as quoted on the NASDAQ National Market. Purchases and sales of investments are recorded on a trade-date basis.
The Plan’s interest in the collective trusts is valued based upon information reported by the investment advisor using the audited financial statements of the collective trust at year end. The investment contracts are valued at contract value as estimated by SunTrust. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit –Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. The

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006
NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued
adoption did not have a material effect on the Plan’s financial statements as interest rates are adjusted to market quarterly. Accordingly, contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit-responsive.
Participant loans are valued at the discounted value of expected future cash flows, which approximates market value.
Net appreciation (depreciation) in fair value of investments, including realized gains and losses, represents the change in fair value during the year and realized gains and losses on investments sold or distributed during the year.
Interest and Dividend Income: Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Contribution Receivable: Participant and employer contributions are generally funded in the period after the Company makes payroll deductions from the participants’ earnings. Receivables reflect contributions made but not yet received in the Plan trust.
Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits: Benefits are recorded when paid.
Risks and Uncertainties: The Plan’s investments are subject to market risk due to changes in securities prices. In particular, the Plan’s investments in S1 Corporation common stock are exposed to significant market risk due to the high volatility of the Company’s common stock price. At December 31, 2006 and 2005, the Plan had a significant investment balance in S1 Corporation common stock. Depending on the Company’s common stock price, the Plan could experience significant fluctuations in asset values due to market volatility.

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006
NOTE 3—INVESTMENTS
The following table presents investments that represent five percent or more of the Plan’s net assets at December 31:

	2006	2005
Dreyfus Premier S&P STARS Opportunity Fund R	$5,348,220	$	*
Goldman Sachs Large Cap Value Fund	4,008,094		*
Oppenheimer International Small Co. Fund A	3,986,519		*
STI Classic Life Vision Growth & Income Fund	2,984,877		*
STI Classic Small Cap Growth Stock Fund	3,033,728		*
SunTrust Retirement 500 Index Fund Class B**	4,676,848		*
SunTrust Retirement Stable Asset Fund**	2,903,921		*
T. Rowe Price Growth Stock	7,687,618		*
T. Rowe Price International Discovery Fund	*		3,150,046
T. Rowe Price Value Fund	*		3,561,313
T. Rowe Price Equity Index 500 Fund	*		5,239,991
T. Rowe Price Science & Technology Fund	*		2,943,443
T. Rowe Price Balanced Fund	*		3,912,585
T. Rowe Price Blue Chip Growth Fund	*		4,271,242
T. Rowe Price Small-Cap Stock Fund	*		3,697,382
T. Rowe Price Mid-Cap Growth Fund	*		6,107,981
T. Rowe Price Prime Reserve Fund	*		3,522,780
S1 Corporation Stock (restricted and unrestricted)	3,348,618		3,287,790

*	Balance not greater than 5% of Plan’s net assets

**	Common/Collective Trusts
The S1 Corporation common stock balance includes amounts contributed based on participant elections.
Net appreciation (depreciation) in fair value of investments and interest and dividends for the year ended December 31, 2006 is comprised of:

	Net Appreciation	Interest and
	(Depreciation)	Dividends
Registered Investment Companies	$4,283,663	$1,336,146
Common/Collective Trusts	(82,392)	—
S1 Common Stock	595,006	—

	$4,796,277	$1,336,146

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006
NOTE 4—PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.
NOTE 5—TAX STATUS
The IRS has determined and informed the Company by a letter dated August 2, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE 6—PARTY-IN-INTEREST TRANSACTIONS
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company.
At December 31, 2006 and 2005, the Plan held 607,735 and 755,813 shares of S1 Corporation common stock with a market value of $3,348,618 and $3,287,790, respectively. All transactions in S1 common stock held within the S1 Common Stock Fund qualify as party-in-interest transactions since S1 Corporation is the Plan sponsor.
The Plan issues loans to participants, which are secured by the balances in the participant’s accounts. These transactions qualify as party-in-interest transactions.
The Plan offers investments in mutual funds and collective trusts issued by affiliates of the Trustee. These affiliates of SunTrust and T. Rowe Price, current and former trustees during 2006, receive investment management fees related to these mutual funds and collective trusts prior to any fund and/or trust being allocated investment earnings or losses.

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006
NOTE 7—CONTINGENCIES
In the year ended December 31, 2005, the following Plan violations occurred. Employer contributions for certain employees exceeded those allowed under the Plan by approximately $18,000. The Company withdrew the excess contributions in 2006. Additionally, in 2005, certain employees made pre-tax contributions above those allowed under the Plan; however, these excess contributions did not exceed the limits imposed by the Internal Revenue Service. In total, these contributions were approximately $19,000. The Company converted these excess pre-tax contributions to after-tax contributions in 2006. As these violations were corrected, the Company believes that qualification of the Plan is not at risk.

SUPPLEMENTAL INFORMATION

S1 CORPORATION 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD AT END OF YEAR
PLAN NO. 01
EIN NO. 58-2395199
DECEMBER 31, 2006

	Identity of Issue, Borrower,	Description of Investment, Including Maturity Date,			Current
	Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value		Cost	Value
	MFS	Research Bond Fund-A	178,169 shares	n/a	$1,783,467
	Dreyfus	Premier S&P Stars Opportunity Fund — R	235,397 shares	n/a	5,348,220
	Goldman Sachs	Large Cap Value Institutional Fund	275,470 shares	n/a	4,008,094
		Mid Cap Value Institutional Fund	19,311 shares	n/a	751,375
	Mainstay	Small Cap Opportunity Fund	8,147 shares	n/a	169,955
	Oppenheimer	Developing Market Fund	12,803 shares	n/a	527,596
		International Small Co — A	148,308 shares	n/a	3,986,519
*	SunTrust	STI Classic International Equity Index Fund	68,543 shares	n/a	1,224,868
		STI Classic Life Vision Growth & Inc Fund	234,845 shares	n/a	2,984,877
		STI Classic Prime Quality Money Market Fund	234,968 shares	n/a	234,968
		STI Classic Small Cap Growth Stock Fund	150,782 shares	n/a	3,033,728
		Retirement 500 Index Fund Class B	425,176 shares	n/a	4,676,848
		Retirement Stable Asset Fund	76,824 shares	n/a	2,903,921
*	T. Rowe Price	Growth Stock	243,048 shares	n/a	7,687,618
		Retirement 2010 Fund	17,435 shares	n/a	276,689
		Retirement 2020 Fund	98,185 shares	n/a	1,703,509
		Retirement 2030 Fund	111,476 shares	n/a	2,072,332
		Retirement 2040 Fund	81,879 shares	n/a	1,535,223
		Retirement Income Fund	6,353 shares	n/a	83,419

*	S1 Corporation	Common Stock	607,735 shares	n/a	3,348,618
		Employer Stock Awaiting Purchase Fund	5 units	n/a	5

*	Various Plan Participants	Participant loans with varying maturities and interest rates ranging from 5% to 10%		n/a	419,490

	TOTAL				$48,761,339

*	- Indicates party in interest

n/a — Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

S1 Corporation 401(k) Savings
Plan Committee

(Name of Plan)

Date: June 27, 2007	/s/ John A. Stone

John A. Stone
Plan Committee Member